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Filed by Medscape, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File Number: 000-26883
Subject Company: Medscape, Inc.

THE FOLLOWING COMMUNICATIONS ARE FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY MEDICALOGIC, INC. AND MEDSCAPE, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY MEDICALOGIC, INC. AND MEDSCAPE, INC. WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM MEDSCAPE, INC. BY DIRECTING A REQUEST TO MEDSCAPE, INC., 134 WEST 29TH STREET, NEW YORK, NEW YORK 10001, ATTENTION: INVESTOR RELATIONS, TELEPHONE:
(212) 760-3100

                            *************************

The following is a joint press release disseminated by MedicaLogic, Inc. and Medscape, Inc. on February 22, 2000 and filed by Medscape, Inc. with the Securities and Exchange Commission on March 2, 2000 on a report on Form 8-K.

For Immediate Release

                    MEDICALOGIC AND MEDSCAPE AGREE TO MERGE;
                     MEDICALOGIC ALSO TO ACQUIRE TOTAL EMED

            Combination Will Create the Premier Online Health Record,
      News and Information Standard for Medical Professionals and Consumers

         HILLSBORO, Ore. -- MedicaLogic Inc. (NASDAQ: MDLI) today announced it has agreed to merge with Medscape, Inc. (NASDAQ: MSCP) and to acquire privately held Total eMed, Inc.

         The new company, to be known initially as MedicaLogic/Medscape, is expected to take healthcare efficiency and the doctor-patient experience to new and unprecedented levels. The transactions bring together MedicaLogic, the nation's leading provider of online health records; Medscape, the premier source of authoritative health, news and medical information on the Internet; and Total eMed, the first provider of Web-based transcription services designed for ambulatory care physicians.
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         MedicaLogic/Medscape will have a first-to-market position with key technology for creating online health records, enabling physicians to create and retrieve information in ways that fit their workflow and personal preferences - including desktop and laptop computers, personal digital assistants, and even telephones -- from any location, at any time. Medscape's professional and consumer sites, medscape.com and CBSHealthWatch by Medscape, respectively, will be able to introduce new levels of connectivity to registered members, including access to physician-generated medical records, appointment scheduling, filling of prescriptions, the ability to engage in two-way communication with the physician and his/her office, and other services not available on competing sites.

        Medscape shareholders will receive 0.323 shares of MedicaLogic common stock for each share of Medscape. Total eMed is to receive 8 million shares of Medicalogic common stock for all of its outstanding shares and options. The transactions will become effective upon approval by the shareholders of the three companies and the satisfaction of other customary conditions. When approved, the merger and acquisition would give MedicaLogic/Medscape an employee workforce of over 1,000 healthcare and Internet experts in Portland, New York, Nashville, San Francisco, Houston and other locations. The combined company will operate as three business units focusing on their areas of expertise, while delivering coordinated services in the online environment.

         "Our new company has the potential to significantly improve the healthcare experience for patients and physicians advancing our shared vision while creating value for partners and shareholders," said Mark Leavitt, MD, PhD, who will retain the title of CEO as well as becoming chairman of the board of the combined company. "With our complementary products and services, individual strategic partnerships and new financial strength, we will focus our energies at the point of care where patient and physician come together to drive the major decisions in healthcare today."

         "This merger will allow us to leverage Medscape's vast audience of healthcare professionals and consumers and our extraordinary breadth and scope of content and features," said Paul Sheils, Medscape's CEO, who will become Vice Chairman of the new company and remain President of Medscape. "We have always believed quality content is a key to success in eHealthcare. With the integration of products and services from MedicaLogic and Total eMed, we will set out to prove our point, to the benefit of physicians, patients, and others in the healthcare community."

         David Moffenbeier will remain President of the MedicaLogic business division. Richard Rehm, MD, currently the CEO of Total eMed, will take the position of President of the Total eMed division located in Nashville. "With this combination, we will enable the 65% of U.S. physicians using transcription services to connect with MedicaLogic's clinical tools to create online health records," said Rehm. "By serving physicians where they work today, MedicaLogic/Medscape will become the online health record and information standard."
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         Leavitt said that Total eMed adds value to the new company on a number of fronts. It offers the first pure-play, premium, Web-based medical transcription and complementary healthcare information services utilizing digital voice capture, dedicated circuits and the Internet to connect physicians and professional medical transcriptionists through a national data center. Moreover, the transcribed data can be tagged using a structured vocabulary that can be interfaced to the MedicaLogic technology. "Once integrated, the transcribed health record will also be enriched by Medscape data," Leavitt said. "Total eMed provides caregivers the option of dictating their health notes and creating the health records without typing the data themselves."

MAKING THE PATIENT-PHYSICIAN RELATIONSHIP STRONGER AND SAFER

         The new company could also improve medical care by helping to reduce medical errors, according to Medscape editor in chief George D. Lundberg, MD, former editor of JAMA, who will continue his role in the new company. "We know that large numbers of patients die annually in hospitals due to medical errors in the United States," he said. "This loss of life is said to be the equivalent of a jumbo jet crashing each day this year. The combination of MedicaLogic's online health records and Medscape's authoritative content can help to reduce medical errors and make the patient-physician relationship stronger, safer and more efficient."

A NUMBER OF STRATEGIC OPPORTUNITIES

         Leavitt and Sheils cited the following examples among many strategic opportunities for MedicaLogic/Medscape:

- - The new company will focus on providing products and services in places like the examining room, at the "point of care." By creating the online health record in this setting, communication between patient and physician improves, and errors are reduced. This contrasts with the approach of other companies that focus on the "back-office" reduction of paperwork between the physician's clerical staff and payer.

- - Medscape's deep penetration of the medical community complements a customer base of nearly 8,000 clinicians now using MedicaLogic products to maintain 8.1 million health records. Medscape's authoritative content and useful features have attracted more than 1.7 million members registered as physicians, allied health professionals and consumers. Medscape also offers specialty sites addressing the needs of office managers, nurses, pharmacists, medical students and others.

- - The individual Web sites that Medscape creates for physician practices - nearly 9,000 to date - could also gain a significant competitive advantage by incorporating the connectivity features available through MedicaLogic's products and services. MedicaLogic/Medscape can now offer the creation of such web sites to MedicaLogic's 40 major integrated delivery network customers.
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- - MedicaLogic and Medscape also plan to use Medscape's audience and assets to gain exposure among the managed care community, and to invite Medscape's strong base of pharmaceutical advertisers and sponsors to support the series of new online health record products being developed that deliver content specific to a practitioner's specialty or a patient's health interest.

COMBINATION WILL ALLOW COMPANIES TO LEVERAGE SERVICES AND PARTNERSHIPS

         Beyond the internal strength of the combined companies, the merger would allow them to leverage their existing strategic partnerships for greater revenue opportunities. Medscape's partnership with CBS Corporation (NYSE: CBS), for example, brings $150 million in advertising and promotion on CBS media properties over seven years, as well as exposure on CBS News through an exchange of editorial content. Medscape also has partnerships with National Data Corporation (NYSE: NDC), America Online (NYSE: AOL) and Women.com (NASDAQ:
WOMN), while MedicaLogic has agreements with leading prescription drug, content and delivery providers, including CVS.com (NYSE: CVS), PlanetRx (NASDAQ: PLRX), MD Consult, Dell Computers (NASDAQ: DELL), Lernout & Hauspie (NASDAQ: LHSP) and Envoy, to name a few.

         MedicaLogic was advised on both transactions by Donaldson Lufkin & Jenrette. Medscape was advised by Lazard Freres. Total eMed was advised by Credit Suisse First Boston.

ABOUT MEDICALOGIC

         MedicaLogic Inc. (NASDAQ: MDLI), the online health record company(TM), brings the Internet to the point of care with e-healthcare products and services for physicians and their patients. These products and services connect patients and physicians in ways that enhance the quality, delivery and cost-effectiveness of healthcare. Building upon physician acceptance of Logician(R) software, the leading EMR at integrated delivery networks nationwide, MedicaLogic delivers Internet services and communications tools enabling physicians to manage their health records and their practice.. Based in Hillsboro Ore, the company also maintains product development offices in San Francisco and Houston. For additional information about MedicaLogic, go to http://www.medicalogic.com.

         MedicaLogic and Logician are registered trademarks of MedicaLogic, Inc. in the United States. Other MedicaLogic logos, product names, and service names are also trademarks of MedicaLogic, Inc., which may be registered in other countries. Other product and brand names are trademarks of their respective owners.

         This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking
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statements are based on management's current expectations or beliefs as well as on a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many outside MedicaLogic's control.

ABOUT MEDSCAPE

         Medscape, Inc. (NASDAQ: MSCP), the leading provider of authoritative health and medical information on the Internet since 1995, currently operates two primary healthcare Web sites. Medscape.com, www.medscape.com, provides comprehensive, authoritative and timely medical information and interactive programs to physicians, allied healthcare professionals and consumers, and includes the following specialty sites and pages: Medscape Japan, http://www.medscape.com/Home/MedscapeJapan/MedscapeJapan.html, Medscape General
Medicine, or MedGenMed, www.medscape.com/journal/MedGenMed, believed to be the first and only peer-reviewed online general medical journal; Medical Office Management, http://MedOffice.medscape.com, Medscape Nursing, http://nursing.medscape.com; Medscape Pharmacology, http://pharmacotherapy.medscape.com, for pharmacists; Medscape Med Students, http://www.medscape.com/medstudent; and Today on Medscape, http://www.medscape.com/today, featuring the latest health and medical news. As of December 31, 1999, Medscape.com had more than 1.7 million registered members worldwide, including over 280,000 registered as physicians, 860,000 registered as allied healthcare professionals and 630,000 registered as consumers.

         The Company also operates CBSHealthWatch by Medscape, http://cbs.healthwatch.com, the recently launched consumer site designed to help families and individuals make better informed healthcare decisions and to simplify management of their healthcare needs. Developed jointly with CBS Corporation, the site provides personalized, authoritative medical content written for the consumer, access to professional content on Medscape.com and interactive personal health management tools, such as health diaries. CBS and the CBS eye device are registered trademarks of CBS Broadcasting Inc.

         The statements made in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve a number of risks and uncertainties. Actual events or results may differ from Medscape's expectations.

ABOUT TOTAL EMED

Total eMed is a privately held Nashville-based medical information management company offering a new approach to physician-driven medical transcription. Total eMed provides premium web-based medical transcription services to over 1000 ambulatory physicians in seven states utilizing digital voice capture, dedicated circuits, and the Internet to connect physicians and
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professional medical transcriptionists through a national data center. The company's unique clinical application improves medical transcription efficiency and accuracy while capturing the record of the patient-physician encounter in digital format.

MEDICALOGIC AND MEDSCAPE HAVE SCHEDULED A CONFERENCE CALL ABOUT THIS ANNOUNCEMENT ON TUESDAY, FEBRUARY 22, 2000 AT 8:30 A.M. EST. TO ACCESS THE CALL, PLEASE DIAL 1-800-720-5830 AND USE ACCESS CODE 5668830. IF YOU PLAN TO DIAL IN, PLEASE CALL AT LEAST 5 MINUTES BEFORE THE START. A LIVE WEBCAST OF THE CALL IS AVAILABLE THROUGH VCALL AT www.vcall.com AND THROUGH MEDSCAPE'S INVESTOR RELATIONS SITE, INVESTOR.MEDSCAPE.COM. A RECORDING OF THE CALL WILL BE AVAILABLE LATER IN THE DAY AND MAY BE ACCESSED BY TELEPHONE AT 1-800-252-6030, ACCESS CODE 5668830, OR VIA THE INTERNET AT MEDSCAPE'S INVESTOR SITE.

MEDIA CONTACTS:

Krista Foxwell                              David Fluhrer                       Randy Hurlow
MedicaLogic                                 Medscape                            Publicis Dialog
503-531-7180                                212-760-3138                        206-270-4642
krista.foxwell@medicalogic.com              david_fluhrer@mail.medscape.com     rhurlow@publicis-usa.com

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                   Letter to Medscape Members, March 10, 2000

MEDSCAPE PLANS TO MERGE WITH MEDICALOGIC, INC.

Medscape and MedicaLogic, Inc. plan to merge creating MedicaLogic/Medscape! The transaction is expected to take healthcare efficiency and the doctor-patient experience to new levels, combining Medscape's resources with the nation's leading provider of online health records. For more information from our Editor-in-Chief George Lundberg, MD, and MedicaLogic CEO and Chairman Mark Leavitt, MD, PhD, please visit http://www.medscape.com/letter

Medscape Plans to Merge With MedicaLogic, Inc.

Dear Medscape members,

The proposed merger of Medscape, the leading provider of authoritative health and medical information on the Internet since 1995, and MedicaLogic, the nation's largest provider of online health records [the nation's leading electronic medical records (EMR) company], should lead to very positive and significant advancements in the practice of medicine and physician practice management.

As physicians, we want to share with you our vision of the future and how we believe it will improve medicine at the point of care. It is a vision of streamlined practice management that allows physicians more time to focus on what they do best. And, using high quality information and technology, it is a vision of enhanced communication between patient and physician -anywhere and at any time.

Through our combined company, to be known initially as MedicaLogic/Medscape, we will turn our vision into reality. Our online health records and vast body of medical information will allow physicians to become even more efficient, and provide for increased accuracy and accessibility, an important factor as the nation grapples with medical errors. Giving patients access to their records will improve communication and understanding, and give them the opportunity to enhance their own experience by scheduling appointments, filling prescriptions and performing other functions online.

With MedicaLogic's plans to acquire privately held Total eMed, a leading Web-based transcription service for ambulatory care, physicians will have the chance to manage their transcription services more cost-effectively, while improving both quality and turnaround time. The combination will also give physicians greater mobility, by offering not only telephone input, but the ability to use handheld personal digital assistants, such as Windows CE or PalmTM devices, for voice capture and immediate access to both patient records and Medscape's vast array of information and features.

This is all pretty heady stuff and, as physicians, we understand that the technological revolution can sometimes be overwhelming. Our mission at the new MedicaLogic/Medscape will be to make things easier and more meaningful for both physician and patient. It is that simple, and we hope you will join us as we set out to create new standards for the practice of medicine in a new century.

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In addition to the Medscape Web sites with which you are familiar, we encourage you to visit MedicaLogic's site at http://www.medicalogic.com to get a sneak preview of what the best in online records technology has to offer. Then we suggest you stay tuned as we combine our resources to bring you what we believe will be the most advanced clinical solution for patient care that you have ever seen.


Sincerely,

George D. Lundberg, MD, Editor in Chief of Medscape, Inc.
Mark Leavitt, MD, PhD, CEO and Chairman of MedicaLogic, Inc.